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                                                                      EXHIBIT 99


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                             N E W S  R E L E A S E
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VERSUS TECHNOLOGY, INC. ENTERS INTO EXCLUSIVE MARKETING AGREEMENT WITH
MARQUETTE MEDICAL SYSTEMS

TRAVERSE CITY, Mich., August 16/PRNewswire/--Versus Technology, Inc. (Nasdaq Bulletin Board: VSTI) announced:

Two Midwest companies have combined forces to market infrared tracking systems to acute care hospitals. Versus Technology, Inc. announced today that it has entered into an Exclusive Marketing Agreement with Marquette Medical Systems, of Milwaukee, Wisconsin.

Under the terms of the agreement, Marquette receives the exclusive rights to distribute and supply Versus's infrared tracking system for personnel and equipment tracking to acute care hospitals located in the United States. In return, Versus receives a minimum annual commitment to purchase per contract year.

"This agreement gives us a solid relationship with a market leader in the health care field," remarked Versus's President, Gary Gaisser. "We are working together on a broad range of product developments."

Versus is a producer of infrared tracking systems and related wireless products. Its Personnel and Equipment Tracking (PET) System (now referred to as the Traverse Tracking System) is used in hospitals to locate physicians, caregivers, patients, and equipment on computer floor plans.

Marquette Medical Systems is a leading designer and manufacturer of medical electronic equipment and clinical information systems for the diagnosis and monitoring of patients requiring critical care. The company is a world market leader in computerized electrocardiographic equipment and related supplies and is also one of the market leaders in sales of systems used for monitoring of vital patient physiological parameters.

Versus Technology, Inc. of Traverse City, MI is an acknowledged leader in infrared tracking systems and portable security products. Call (616) 946-5868 or FAX (616) 946-6775.

-0-                             8/16/96
/CONTACT:  Gary T. Gaisser, 616-946-5868, of Versus Technology, Inc./(VSTI)



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        VERSUS TECHNOLOGY, INC. COMPLETES OLMSTED ENGINEERING CO. MERGER

TRAVERSE CITY, Mich., August 27/PRNewswire/--Versus Technology, Inc. (Nasdaq Bulletin Board: VSTI) announced:

Versus Technology, Inc. announced today that it has acquired Olmsted Engineering Co. through an exchange of 6 million shares of its common stock. Both companies are based in Traverse City, Michigan.

The acquisition followed a private offering, placed by BDS Securities LLC, of New York, which successfully raised approximately $5.5 million for Versus (at 50 cents per share).

Versus is a producer of patented infrared communication systems. Its Traverse Tracking System (TTS) is used in hospitals to locate physicians, caregivers, patients, and important equipment.
Olmsted Engineering Co. is a private company which has designed and sold manufacturing software solutions in the Midwest for over 20 years and has acted as a consultant to Versus in connection with Versus's Traverse Tracking System.

Versus has recently entered into an exclusive marketing agreement with Marquette Medical Systems, of Milwaukee, Wisconsin, for the distribution of the Traverse Tracking System in acute care hospitals. Marquette Medical Systems had more than $500 million in world-wide sales of medical monitoring equipment last year.


-0-                             8/27/96
/CONTACT: Gary T. Gaisser, phone 616-946-5868, or fax 616-946-6775, of Versus Technology, Inc., Traverse City, Michigan/(VSTI)

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